Mail Stop 3561

February 1, 2008

James E. Ferrell
Chief Executive Officer
Ferrellgas Partners, L.P.
7500 College Boulevard, Suite 1000
Overland Park, KS 66210

> **Re:** **Ferrellgas Partners, L.P.**
> **Form 10-K for Fiscal Year Ended July 31, 2007**
> **Filed September 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2007**
> **Filed December 6, 2007**
> **File No. 1-11331**

Dear Mr. Ferrell:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended July 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

1. SEC Release No. 33-8350 provides interpretive guidance designed to elicit a more meaningful analysis of MD&A. In addition to your current results of operations discussion, please include further analysis broken down by customer class (e.g.

residential, commercial, industrial, and agricultural). Furthermore, please explain in detail why there is no discussion regarding the results of your cylinder exchange business. Please be detailed in your response.

2. You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate on page 40 the gross margin impact related to acquisitions completed during the last twelve months, although you do not specifically discuss the added operating expenses resulting from such acquisitions. Whenever possible, please quantify all line item changes with more than one business reason. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

Directors and Executive Officers of the Registrants, page 58

3. Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(a)(4) of Regulation S-B.

Executive Compensation, page 62

4. We note that you use benchmarking in setting your compensation levels, determining awards under your option plans and to set director compensation. Please identify the components of the benchmarks, pursuant to Item 402(b)(2)(xiv).

Compensation of Directors, page 72

5. Please revise your disclosure to provider greater details concerning how your director's level of participation results in different levels of option awards.

Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters, page 73

6. Please disclose the natural person or public company with investment or voting power over the shares held by Ferrell Companies Inc. Employee Stock Ownership Trust.

Transactions with Related Persons, Promoters and Certain Control Persons, page 76

7. We note that you have a Code of Business Conduct and that your directors and officers are required to submit a detailed annual questionnaire. However, it is not

clear how transactions are reviewed and approved. Please provide the disclosure required by Item 404(b) of Regulation S-K.

Consolidated Balance Sheets, page F-3

8. Please explain your policy for accounting for customer deposits held including the nature of such deposits and whether such deposits ever result in the recognition of revenue. If so, you should expand your revenue recognition policy footnote to indicate your policy regarding recognition.

B. Summary of Significant Accounting Policies, page F-7

(11) Revenue Recognition, page F-9

9. The Master Agreement for Propane Sales and Equipment Rental posted on your website indicates that you rent tanks and various other pieces of equipment. Please explain to us and revise your accounting policy to clearly indicate how rental fees are recognized.

10. Revise your revenue recognition policy to disclose how revenue is recognized with regard to your cylinder exchange business. We further noted from your website that you have information advertising how to become a Blue Rhino Retailer. In this regard, please provide to us your EITF Issue No. 01-9 analysis with respect to any cooperative advertising programs you may have with your retailers.

(19) Segment Information, page F-11

11. Please tell us in more detail how you determined that you have only one reportable segment. It would appear you have different distribution channels (e.g. retail distribution vs. cylinder exchange). Please supplement your response by providing us with examples of current internal reports that management uses to assess the performance of your business such as budgets and internal financial statements. In this regard, please explain to us in detail your operating segments and provide to us three years of revenue information for each operating segment you have identified. Also, provide three years of profit (loss) and margin history, and asset information for each operating segment identified. We may have further comment.

G. Supplemental financial statement information, page F-17

12. Please explain to us how you account for your Blue Rhino Tanks. It is unclear based on your current disclosure if they are included in property, plant and equipment. Please revise prospectively.

K. Partner's Capital, page F-23

13. Prospectively, revise your disclosure to explain, in summary form the pertinent rights and privileges of the various securities outstanding. In this regard, we were unable to identify the liquidation preferences of the limited and general partners. See paragraph 4 of SFAS no. 129.

O. Employee Benefits, page F-28

14. We have read your discussion regarding your employee stock ownership plan (ESOP). We assume that the employee stock ownership trust (ESOT) is issuing private common equity of the Ferrell Companies to Ferrellgas Partners L.P (Ferrellgas Partners). In this regard, we did not see the number of additional common units increase when the compensation charges were recorded. We also noted that you are increasing common unitholder capital for such issuances. Please explain to us why increasing capital is appropriate as opposed to recording a liability to the Ferrell Companies. It would be helpful to the staff if you provided the detailed journal entries used to record the issuances and redemptions of the shares at both the Ferrell Companies level as well as the Ferrellgas Partners level. Furthermore, if you are able to support your current classification, please explain why increasing/crediting common unitholder capital is appropriate. See SAB Topic 4F.

15. Explain how fair value was determined when recording the compensation charge for the past three years. Please explain any significant changes in assumptions between years.

16. It does not appear you have met the minimum disclosure requirements of paragraph 53 of SOP no. 93-6. Prospectively, please revise and supplementally provide to us your future disclosure.

17. If the aforementioned comments are applicable to more than one registrant listed on your facing page, then please advise and address accordingly.

Form 10-Q for Fiscal Quarter Ended October 31, 2007

18. As applicable, please apply the above comments to your quarterly reports on Form 10-Q.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Babula, Accountant, at (202) 551-3339 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director